UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Chief Executive Officer

Mr. Farhan Qadir, the Chief Executive Officer of Color Star Technology Co., Ltd. (the “Company”) and a director of the board of directors of the Company (the “Board”), notified the Company of his resignation as its Chief Executive Officer and director for personal reasons, effective February 14, 2023. Mr. Qadir’s resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective February 14, 2023, the board of directors of the Company appointed Mr. Louis Luo as the Chief Executive Officer of the Company and director of the Board to fill the vacancies created by Mr. Qadir’s resignation. The biographical information of Mr. Luo is set forth below.

Mr. Louis Luo, has served as the Branch Manager of Beijing Zhongke Jinde Health Management Co. from March 2021 to November 2022. From September 2016 to November 2019, Mr. Luo served as Director of Events of MingAi International Guangzhou. From June 2014 to July 2017, Mr. Luo served as Operations Director of Golden Ocean Travel, Dubai Branch. Mr. Luo obtained his bachelor’s degree in Production Automation Process and Electrical Engineering and Automation from Central South University.

Mr. Louis Luo does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Louis Luo also entered into an employment agreement (the “Agreement”) with the Company which establishes other terms and conditions governing his service to the Company. The Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is filed hereto as Exhibit 99.3.

Annual Meeting of Shareholders

Color Star Technology Co., Ltd. furnishes under the cover of Form 6-K the following:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement for the Annual Shareholder Meeting
99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Shareholder Meeting
99.3	Employment Agreement, dated February 14, 2023, by and between Louis Luo and Color Star Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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